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April 17, 2001

BY OVERNIGHT DELIVERY AND BY EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Jeffrey P. Riedler, Assistant Director
            Division of Corporate Finance

            Re: Athersys, Inc. Registration Statement on Form S-1, No. 333-47802
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Mr. Riedler:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, Athersys, Inc. (the "COMPANY") hereby requests that the Company's Registration Statement on Form S-1 (the "REGISTRATION STATEMENT"), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement has been abandoned due to market conditions. No securities were sold or will be sold under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933.

         The filing fee for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the registrant understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to October 12, 2005.

         Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at 216-431-9900, Erin E. Karzmer at 216-586-7117 or Christopher M. Kelly at 212-326-3914.

                                        Very truly yours,

                                        ATHERSYS, INC.


                                        By:      /s/ Jeffrey R. Steinhilber
                                                 ------------------------------
                                                 Jeffrey R. Steinhilber
                                                 Chief Financial Officer

cc: Mary Mast, Securities and Exchange Commission, Division of Corporate Finance Kevin Hands, Securities and Exchange Commission, Division of Corporate Finance John Krug, Securities and Exchange Commission, Division of Corporate Finance Marcia Brown, The Nasdaq Stock Market, Inc.